EXHIBIT 12.1

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(dollars in thousands)

	Company					Predecessor
	2009	2008	2007	2006	November 1, 2005 - December 31, 2005	January 1, 2005 - October 31, 2005	2004
Loss from continuing operations before income tax benefit	$(122,559)	$(8,889)	$(8,704)
Discontinued operations	(1,527)	(212)	(173)
Income (loss) from continuing operations before income tax (benefit)	(124,086)	(9,101)	(8,877)	$(14,353)	$(11,713)	$3,871	$8,104
Add (deduct) equity (earnings) loss on unconsolidated real estate partnerships	(15)	(22)	(20)	(4)	(3)	47	60
Interest expense	21,711	25,159	15,964	14,199	1,512	8,275	9,067
Portion of rent expense representative of interest	60	60	60	60	10	48	58
Earnings, as defined	$(102,330)	$16,096	$7,127	$(98)	$(10,194)	$12,241	$17,289

Interest expense	$21,711	$25,159	$15,964	$14,199	$1,512	$8,275	$9,067
Portion of rent expense representative of interest	60	60	60	60	10	48	58
Capitalized interest	848	207	664	187	4	20	52
Fixed charges	$22,619	$25,426	$16,688	$14,446	$1,526	$8,343	$9,177

Ratio of earnings to combined fixed charges	-	-	-	-	-	1.5	1.9

Deficiency	$124,949	$9,330	$9,561	$14,544	$11,720	$-	$-